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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 (RULE 13D-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
          PURSUANT TO RULE 13D-1(B)(C), AND (D) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13D-2(B)

                               (AMENDMENT NO. 2)*


                           Encore Acquisition Company
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    29255W100
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 2, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_| Rule 13d-1(b)

         |_| Rule 13d-1(c)

         |X| Rule 13d-1(d)

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

ISSUER: Encore Acquisition Company                          CUSIP NO.: 29255W100

--------------------------------------------------------------------------------

     1.   Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          J.P. Morgan Partners (SBIC), LLC
          13-337-6808
          ......................................................................
--------------------------------------------------------------------------------

     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a) ..................................................................

          (b) ..................................................................
--------------------------------------------------------------------------------
          SEC Use
     3.   Only .................................................................
--------------------------------------------------------------------------------
          Citizenship or Place of
     4.   Organization                     Delaware
                                           .....................................
--------------------------------------------------------------------------------
                                Sole Voting
  Number of Shares         5.   Power           0
  Beneficially Owned                            ................................
  by Each Reporting     --------------------------------------------------------
  Person With:                  Shared Voting
                           6.   Power           Not applicable.
                                                ................................
                        --------------------------------------------------------
                                Sole Dispositive
                           7.   Power              0
                                                   .............................
                        --------------------------------------------------------
                                Shared Dispositive
                           8.   Power              Not applicable.
                                                   .............................
--------------------------------------------------------------------------------
          Aggregate Amount Beneficially Owned by Each
     9.   Reporting Person                               0
                                                         .......................
          Check if the Aggregate Amount in Row (9)
     10.  Excludes Certain Shares (See Instructions)     .......................

          Percent of Class Represented by Amount in
     11.  Row (9)                                        0%
                                                         .......................
--------------------------------------------------------------------------------

     12.  Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------

CO
.................................................................................

.................................................................................

.................................................................................

.................................................................................

.................................................................................

.................................................................................

--------------------------------------------------------------------------------

                                  SCHEDULE 13G

ISSUER: Encore Acquisition Company                          CUSIP NO.: 29255W100


PRELIMINARY NOTE The information contained in this Schedule 13G has been amended to reflect the sale by the Reporting Person of all of the Issuer's Common Stock owned by the Reporting Person for a per share sale price of $19.3775.

               (a)  NAME OF ISSUER:

                    Encore Acquisition Company

               (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                    777 Main Street
                    Suite 1400
                    Fort Worth, Texas 76102

ITEM 2.

               (a)  NAME OF PERSON FILING:

                    J.P. Morgan Partners (SBIC), LLC

                    Supplemental information relating to the ownership and control of the person filing this statement is included in
                    Exhibit 2(a) attached hereto.

               (b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                    1221 Avenue of the Americas
                    New York, New York 10020

               (c)  CITIZENSHIP:

                    Delaware

               (d)  TITLE OF CLASS OF SECURITIES (OF ISSUER):

                    Common Stock

               (e)  CUSIP NUMBER:

                    29255W100

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TOSS.SS. 240. 13D-1(b) OR 240. 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

                  Not applicable.

ITEM 4.   OWNERSHIP

               (a)  AMOUNT BENEFICIALLY OWNED:

                    0

               (b)  PERCENT OF CLASS:

                    0

                                  SCHEDULE 13G

ISSUER: Encore Acquisition Company                          CUSIP NO.: 29255W100


               (c)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                    (i)     0

                    (ii)    Not applicable.

                    (iii)   0

                    (iv)    Not applicable.

ITEM 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                  Not applicable.

ITEM 6.      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                  Not applicable.

ITEM 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  Not applicable.

ITEM 9.      NOTICE OF DISSOLUTION OF GROUP

                  Not applicable.

ITEM 10.     CERTIFICATION

                  Not applicable

                                  SCHEDULE 13G

ISSUER: Encore Acquisition Company                          CUSIP NO.: 29255W100


                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 2, 2003

                                         J.P. MORGAN PARTNERS (SBIC), LLC

                                         By: /s/ ARNOLD L. CHAVKIN
                                             -----------------------------------
                                             Name: Arnold L. Chavkin
                                             Title: Executive Vice President